Exhibit 99.1

BGIN BLOCKCHAIN LIMITED Announces Successful Tape-Out of 4nm BT1 Bitcoin Mining Chip

SINGAPORE, March 16 , 2026 (GLOBE NEWSWIRE) -- BGIN BLOCKCHAIN LIMITED (“BGIN” or the “Company”; NASDAQ: BGIN), a digital asset technology company with proprietary cryptocurrency mining technologies and a manufacturer of cryptocurrency mining hardware, today announced first-pass silicon success in the 4nm BT1 Bitcoin mining ASIC chip—the Company’s first proprietary chip designed specifically for Bitcoin mining. This achievement marks an important milestone in the Company’s Bitcoin mining chip program, which entered the tape-out phase in October 2025 and has now reached first-pass silicon success.

With the tape-out complete, the BT1 has now entered system-level testing and production preparation. This achievement represents the Company’s seventh consecutive successful tape-out across its ASIC mining chip programs since 2022, reflecting a strong track record of execution.

“The successful tape-out of our BT1 chip marks a significant milestone for BGIN as we expand into Bitcoin mining infrastructure. We are advancing our strategic evolution from peripheral hash power toward mainstream mining infrastructure,” said Oisin Li, Chairman of BGIN. “Altcoin mining was our training ground; Bitcoin is where we apply those lessons at scale. From Altcoin to Bitcoin, this reflects the natural progression of our engineering capabilities and a strategic decision to focus on the most resilient and infrastructure-driven segment of the digital asset ecosystem. We view Bitcoin not as a speculative opportunity, but as a critical layer of global digital infrastructure.”

“With this achievement, we have completed one of the highest-risk and most capital-intensive phases of chip development,” said Allen Wu, Chief Executive Officer of BGIN. “This demonstrates that our R&D execution in advanced process nodes continues to advance within the industry. We are now conducting comprehensive performance and stability testing of the chip, followed by system-level integration and optimization to ensure mining machine performance in optimal operating conditions. Our mission is to offer best-in-class value in this industry sector through rigorous cost control.”

Achieving first-pass silicon success helps reduce development risk, supporting the Company’s confidence in executing a multi-generation Bitcoin mining roadmap. BGIN has also begun early development on next generation advanced architecture bringing improved energy efficiency in our chips.

About BGIN BLOCKCHAIN LIMITED

BGIN BLOCKCHAIN LIMITED (NASDAQ: BGIN) is a digital asset technology company with proprietary cryptocurrency-mining technologies that leverages its experience in designing ASIC chips and mining machines to penetrate new cryptocurrency opportunities and execute on a long-term strategic focus on self-mining. BGIN’s mission is to make crypto mining accessible to all by developing innovative products tailored to various market needs, from beginners to large-scale industrial miners. BGIN designs and manufactures mining machines under its ICERIVER brand, providing customers with operational flexibility through advanced mining infrastructure and hosting services.

For more information, please visit: www.bgin.com or www.iceriver.io.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” “target,” “project,” “potential,” “seek,” “may,” “should,” “could,” “would,” and similar expressions or the negative thereof. Statements that are not historical facts, including but not limited to statements regarding the Company’s expectations concerning chip performance and validation, production readiness and timelines, system-level testing and integration, next-generation chip development, customer sample testing and pre-order discussions, and the Company’s strategic plans and objectives, are forward-looking statements. Although BGIN believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and BGIN cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results set forth in BGIN’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Additional factors are discussed in BGIN’s filings with the SEC, which are available for review at www.sec.gov. All information provided in this press release is as of the date of this press release, and BGIN does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

BGIN BLOCKCHAIN LIMITED

Investor Relations

ir@bgin.com

Robin Yang

BGIN.IR@icrinc.com

Media Relations

pr@bgin.com

Brad Burgess

BGIN.PR@icrinc.com